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                             July 18, 2023

       Sudhin Shahani
       Chief Executive Officer
       SURF AIR MOBILITY INC.
       12111 S. Crenshaw Blvd.
       Hawthorne, CA 90250

                                                        Re: SURF AIR MOBILITY
INC.
                                                            Amendment No. 2 to
Registration Statement on Forms S-1 and S-4
                                                            Filed July 3, 2023
                                                            Amendment No. 3 to
Registration Statement on Forms S-1 and S-4
                                                            Filed July 13, 2023
                                                            File No. 333-272403

       Dear Sudhin Shahani:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Forms S-1 and S-4

       Related Agreements and Transactions
       Management Incentive Plan , page 155

   1. We note your disclosure that, as contemplated by the Southern Acquisition Agreement,
                                                        SAM adopted an
incentive plan that provides an opportunity for selected employees and other service providers
of Southern and its subsidiaries to earn bonuses if Southern's revenue (as specified
in the plan) over the 15-month and 27-month periods following the closing exceeds
threshold levels set forth in the plan. Please revise to disclose the applicable revenue
thresholds and file a copy of this incentive plan as an exhibit to your registration statement.
 Sudhin Shahani
SURF AIR MOBILITY INC.
July 18, 2023
Page 2
Principal and Registered Stockholders, page S-8

2. We note your response to our prior comment 2. Because the public listing is conditioned on the consummation of the Southern Airways acquisition, the GEM resale transactions effectively contain an additional condition beyond the filing or effectiveness of the registration statement. Please revise the registration statement to remove the resale transactions.
        You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Robert
Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.



                                                          Sincerely,
FirstName LastNameSudhin Shahani
                                                          Division of
Corporation Finance
Comapany NameSURF AIR MOBILITY INC.
                                                          Office of Energy &
Transportation
July 18, 2023 Page 2
cc:       Jeeho Lee, Esq.
FirstName LastName